September 23, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:       Jackson National Separate Account - I
File Nos.:  333-70472 and 811-08664

Dear Commissioners:

This filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, October 11, 2010, for Post-Effective Amendment No. 86.  We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3872.  Thank you.

Respectfully,

FRANK J. JULIAN

Frank J. Julian
Associate General Counsel